Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PUBLICATION OF
A PROSPECTUS IN ISRAEL

TEL AVIV, Israel, September 11, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") announced today that it had published today a prospectus (the "Offering Prospectus") in Israel for the offering of Series E Notes and Series F Notes in the aggregate principal amount of NIS 440 million.

These offerings will be conducted in two separate tenders based on the annual interest rate of each of Series E and Series F Notes. The Offering Prospectus provides that the maximum interest rate of the Series E Notes may vary between 5.5% and 6.5% and the maximum interest rate of the Series F Notes may vary between 4.9% and 6%.

In accordance with Israeli law, prior to the public tender based on the annual interest rate of the Series E and the Series F Notes, the Company will publish a Complementary Notice, which shall constitute a part of the Offering Prospectus. The Complementary Notice shall specify, among other things, the aggregate amount offered of each series of notes and the maximum interest rate that may be tendered in the tender for each of the Series E and the Series F Notes.  The aggregate principal amount offered (i.e., NIS 440 million) may be increased or decreased by up to 20%, and the product of the aggregate principal amount offered and the average of the maximum interest rates for each of the series offered (see above) may not be amended by more than 30%.

The Series E Notes and Series F Notes are linked (principal and interest) to the increases in the Israeli consumer price index.  The principal amount of Series E Notes will be repayable in 10 equal annual installments commencing on July 1, 2012 and ending on July 1, 2021, and interest will be paid in semi-annual installments on December 31 and on July 1 of each year between 2007 and 2021. The first interest payment will be made in December 31, 2007 and the last interest payment is due in July 1, 2021.  The principal amount of Series F Notes will be repayable in six equal annual installments commencing on October 1, 2010 and ending on October 1, 2015. Interest will be paid in semi-annual installments on April 1 and on October 1 of each year between 2008 and 2015. The first interest payment will be made on April 1, 2008 and the last interest payment is due on October 1, 2015.

The Series E Notes and Series F Notes were rated A1 by Midroog Ltd. (a credit-rating agency affiliated with Moody's Investors Services), on a local scale, and were rated A+/Stable by Maalot The Israel Securities Rating Company Ltd. (a credit rating agency affiliated with Standard & Poor's), on a local scale.

The publication of the Prospectus followed the approval by the Israel Securities Authority ("ISA").

The TASE gave its preliminary approval for the publication of the Offering Prospectus. Prior to the publication of the Complementary Notice, the Company will be required to receive the TASE's approval for the offering of each of the Series E and the Series F Notes.  The listing of each of the Series E and the Series F Notes is subject to satisfaction of certain TASE's requirements regarding minimum public holdings and minimum dispersal.

The proposed public offering is expected to be completed during September 2007, although there is no guarantee that proposed offerings will be completed by such date or that they will be completed at all.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com